

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
W. Marston Becker
Chief Executive Officer
Alterra Capital Holdings Limited
Alterra House
2 Front Street
Hamilton, HM 11
Bermuda

  **Re: Alterra Capital Holdings Limited**
    **Form 10-K for Fiscal Year Ended December 31, 2010**
    **Filed February 25, 2011**
    **File No.  000-33047**

Dear Mr. Becker:

  We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief